UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Results of the Annual General Meeting of Shareholders

of Kookmin Bank for Fiscal Year 2013

On March 27, 2014, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., held its annual general meeting of shareholders for fiscal year 2013, and all of the three agenda items listed below were approved and ratified as proposed.

•	Agenda:

1)	Approval of financial statements of Kookmin Bank for fiscal year 2013

2)	Appointment of a director of Kookmin Bank

3)	Approval of the aggregate remuneration limit for directors of Kookmin Bank

Details of Approved Agenda Items

•	Key items of the approved financial statements of Kookmin Bank for fiscal year 2013

•	Consolidated financial statements for fiscal year 2013*

(In millions of Won, except per share amounts)
Total assets	265,258,942
Total liabilities	244,641,628
Capital stock	2,021,896
Total shareholders’ equity	20,617,314
Total operating revenue**	17,461,406
Net Operating profit	1,438,122
Profit attributable to shareholders of the parent company	819,635
Basic earnings per share (Won)	2,027

*	Based on the International Financial Reporting Standards as adopted by the Republic of Korea
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.

•	Separate financial statements for fiscal year 2013*

(In millions of Won, except per share amounts)
Total assets	262,428,438
Total liabilities	241,943,108
Capital stock	2,021,896
Total shareholders’ equity	20,485,330
Total operating revenue**	17,306,038
Net Operating profit	1,520,457
Profit attributable to shareholders of the parent company	877,468
Basic earnings per share (Won)	2,170

*	Based on the International Financial Reporting Standards as adopted by the Republic of Korea
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.

•	Declaration of Dividends

A cash dividend of KRW 392 per common share was declared (total dividend amount: KRW 158,516,613,472).

•	Appointed Directors and Audit Committee Members

•	Number of newly appointed or re-appointed non-standing directors: 1

•	Total Number of Directors and Audit Committee Members Following Appointment

•	Directors: 9 (5 non-executive directors)

•	Members of the Audit Committee, who are non-executive directors: 3

•	Members of the Audit Committee, who are executive directors: 1

Details regarding re-appointed non-standing director

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Woong-Won Yoon (Re- appointment) (02/09/1960)	Deputy President & CFO, KB Financial Group Inc.

•     Executive Vice President of the Financial Management Division, Kookmin Bank

•     General Manager of the Seosomun Branch, Kookmin Bank

•     General Manager of the Strategic Planning Department, KB Financial Group Inc.

•     General Manager of the Financial Planning & Management Department, KB Financial Group Inc.

•     General Manager of the Strategic Planning Department, Kookmin Bank

•     General Manager of the Daehwa-yeok Branch, Kookmin Bank

•     General Manager of the Financial Management Department, Kookmin Bank

			• Ph.D. in Business Administration, Hanyang University • M.A. in Business Administration, Hanyang University • B.A. in Business Administration, Hanyang University • Sunrin Commercial High School	Republic of Korea	– (Until the annual general meeting of shareholders of Kookmin Bank in 2015)

*	Mr. Woong-Won Yoon will be registered as a non-standing director of Kookmin Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: March 27, 2014	By: /s/ Woong-Won Yoon

(Signature)

	Name:	Woong-Won Yoon

	Title:	Deputy President & CFO